Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual and Special Meeting of Shareholders

April 14, 2026

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted upon at the Annual and Special Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 14, 2026. Each of the matters is described in greater detail in the Notice of the 194th Annual and Special Meeting of Shareholders and Management Proxy Circular available at scotiabank..com/annualmeeting.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	634,468,415	98.25%	11,280,271	1.75%
Guillermo E. Babatz	637,456,204	98.72%	8,292,482	1.28%
W. Dave Dowrich	642,322,500	99.47%	3,426,186	0.53%
Antonio Garza	643,729,142	99.69%	2,019,544	0.31%
Michael B. Medline	640,681,498	99.22%	5,067,188	0.78%
Lynn K. Patterson	643,600,477	99.67%	2,148,208	0.33%
Una M. Power	641,109,196	99.28%	4,639,491	0.72%
Aaron W. Regent	623,598,603	96.57%	22,150,084	3.43%
Sandra J. Stuart	642,939,721	99.57%	2,808,965	0.43%
L. Scott Thomson	641,772,936	99.38%	3,975,750	0.62%
Steven C. Van Wyk	639,511,492	99.03%	6,237,194	0.97%
Benita M. Warmbold	635,032,715	98.34%	10,715,971	1.66%

2.	Appointment of Auditor

KPMG LLP was appointed as auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
603,854,198	92.01%	52,453,710	7.99%

3.	Amendment to By-law No. 1 regarding directors’ compensation

Votes For	% For	Votes Against	% Against
637,821,184	98.77%	7,927,071	1.23%

4.	Administrative amendments to By-law No. 1

Votes For	% For	Votes Against	% Against
638,023,841	98.80%	7,724,837	1.20%

5.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
619,194,350	95.89%	26,552,530	4.11%

6.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
6,835,952	1.06%	636,507,543	98.94%	2,401,054

7.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
14,276,443	2.22%	629,329,501	97.78%	2,140,808

8.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
43,559,059	6.77%	599,763,496	93.23%	2,422,529

9.	Shareholder Proposal No. 4

Votes For	% For	Votes Against	% Against	Abstentions*
63,616,597	9.89%	579,368,578	90.11%	2,759,996

10.	Shareholder Proposal No. 5

Votes For	% For	Votes Against	% Against	Abstentions*
51,027,100	7.96%	589,818,996	92.04%	4,901,340

11.	Shareholder Proposal No. 6

Votes For	% For	Votes Against	% Against	Abstentions*
142,945,216	22.21%	500,741,363	77.79%	2,060,270

12.	Shareholder Proposal No. 7

Votes For	% For	Votes Against	% Against	Abstentions*
56,352,387	8.76%	586,784,381	91.24%	2,611,898

13.	Shareholder Proposal No. 8

Votes For	% For	Votes Against	% Against	Abstentions*
104,423,164	17.01%	509,615,412	82.99%	31,710,084

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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